UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 17, 2013

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

bhpbilliton
resourcing the future

Release Time	IMMEDIATE
Date	17 April 2013
Number	06/13

BHP BILLITON EXPLORATION AND DEVELOPMENT REPORT FOR THE QUARTER ENDED 31 MARCH 2013

This report covers the Group's exploration and development activities for the March 2013 quarter. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

Development

BHP Billiton continues to progress 19 major projects in various stages of development. These projects are largely low risk, brownfield expansions, which are expected to deliver first production before the end of the 2015 financial year. In line with prior guidance, no new major projects were approved during the March 2013 quarter.

Our Queensland Coal operations achieved a significant milestone during the March 2013 quarter with first production achieved at the Daunia mine, ahead of schedule. The continued ramp up of this mine and future commissioning of Caval Ridge will underpin an expected increase in the capacity of our Queensland Coal business to 66 million tonnes per annum (100 per cent basis) by the end of the 2014 calendar year. The Broadmeadow Life Extension project also achieved first production ahead of schedule and will not be reported in future Exploration and Development Reports.

Following the sale of BHP Billion's diamonds business to Dominion Diamond Corporation on 10 April 2013, the EKATI Misery Open Pit project is no longer included in this report.

BHP Billiton's Onshore US drilling and development expenditure totalled US$3.2 billion for the nine month period ended March 2013 and guidance for the 2013 financial year remains unchanged at US$4.0 billion. Over 80 per cent of this expenditure will be focused on the liquids rich areas of the Eagle Ford and Permian.

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
Petroleum projects				
Macedon (Australia) 71.43% Operator Gas	1,050	CY13	200 million cubic feet gas per day.	On schedule and budget. Commissioning activities are progressing and the overall project is 96% complete.
Bass Strait Turrum[(a)] (Australia) 50% Non operator Gas/Gas Liquids	1,350	CY13	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day.	On revised schedule and budget. The overall project is 88% complete.

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
Bass Strait Longford Gas Conditioning Plant (Australia) 50% Non operator Gas	520	CY16	Designed to process approximately 400 million cubic feet per day of high CO_2 gas.	On schedule and budget. The overall project is 1% complete.
North West Shelf North Rankin B Gas Compression (Australia) 16.67% Non operator LNG	850	CY13	2,500 million cubic feet gas per day.	On budget. Steady state production remains on track for CY13. Commissioning activities are progressing and the overall project is 98% complete.
North West Shelf Greater Western Flank-A (Australia) 16.67% Non operator LNG	400	CY16	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 44% complete.
Minerals projects				
Escondida Organic Growth Project 1 (Chile) 57.5% Copper	2,207	H1 CY15	Replaces the Los Colorados concentrator with a new 152,000 tpd plant.	On schedule and budget. The overall project is 32% complete.
Escondida Oxide Leach Area Project (Chile) 57.5% Copper	414	H1 CY14	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	On schedule and budget. The overall project is 44% complete.
WAIO Jimblebar Mine Expansion (Australia) 96% Iron Ore	3,300[(b)]	Q1 CY14	Increases mining and processing capacity to 35 million tpa with incremental debottlenecking opportunities to 55 million tpa.	On schedule and budget. The overall project is 75% complete.
WAIO Port Hedland Inner Harbour Expansion (Australia) 85% Iron Ore	1,900[(b)]	H2 CY12	Increases total inner harbour capacity to 220 million tpa. Debottlenecking opportunities that would add substantial, low cost capacity are being evaluated.	First production was achieved in Q4 CY12. The overall project is 85% complete.
WAIO Port Blending and Rail Yard Facilities (Australia) 85% Iron Ore	1,400[(b)]	H2 CY14	Optimises resource and enhances efficiency across the WAIO supply chain.	On schedule and budget. The overall project is 65% complete.

BHP Billiton Exploration and Development Report for the quarter ended 31 March 2013 2

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
WAIO Orebody 24 (Australia) 85% Iron Ore	698	H2 CY12	Maintains iron ore production output from the Newman Joint Venture operations.	First production was achieved in Q4 CY12. The overall project is 74% complete.
Samarco Fourth Pellet Plant (Brazil) 50% Iron Ore	1,750	H1 CY14	Increases iron ore pellet production capacity by 8.3 million tpa to 30.5 million tpa.	On schedule and budget. The overall project is 81% complete.
Daunia (Australia) 50% Metallurgical Coal	800	CY13	Greenfield mine development with 4.5 million tpa of export metallurgical coal capacity.	First production was achieved in Q1 CY13, ahead of schedule. The final capital cost is expected to be below budget. The overall project is 89% complete.
Broadmeadow Life Extension (Australia) 50% Metallurgical Coal	450	CY13	Increases productive capacity by 0.4 million tpa and extends life of the mine by 21 years.	First production was achieved in Q1 CY13, ahead of schedule and on budget. The overall project is 99% complete.
Hay Point Stage Three Expansion (Australia) 50% Metallurgical Coal	1,250[(b)]	CY14	Increases port capacity from 44 million tpa to 55 million tpa and reduces storm vulnerability.	On schedule and budget. The overall project is 60% complete.
Caval Ridge (Australia) 50% Metallurgical Coal	1,870[(b)]	CY14	Greenfield mine development to produce an initial 5.5 million tpa of export metallurgical coal.	On schedule and budget. The overall project is 59% complete.
Appin Area 9 (Australia) 100% Metallurgical Coal	845	CY16	Maintains Illawarra Coal's production capacity with a replacement mining domain and capacity to produce 3.5 million tpa of metallurgical coal.	On schedule and budget. The overall project is 37% complete.
Cerrejon P40 Project (Colombia) 33.3% Energy Coal	437	CY13	Increases saleable thermal coal production by 8 million tpa to approximately 40 million tpa.	On schedule and budget. The overall project is 62% complete.
Newcastle Third Port Project Stage 3 (Australia) 35.5% Energy Coal	367	CY14	Increases total coal terminal capacity from 53 million tpa to 66 million tpa.	On schedule and budget. The overall project is 69% complete.

BHP Billiton Exploration and Development Report for the quarter ended 31 March 2013 3

Initial Mineral Resource declared at the Nickel West Venus prospect

BHP Billiton today declared an Inferred Mineral Resource of four million tonnes at an average grade of 3.5 per cent nickel at the Venus prospect near Leinster, which forms part of our wholly owned Nickel West business in Western Australia. This new resource represents a significant body of komatiite hosted, nickel sulphide mineralisation. This discovery demonstrates the success of BHP Billiton's focused brownfield exploration program. A drilling program to further define this nickel sulphide discovery is in progress.

Mineral Resource – Nickel West (100%)[c]

As at 17 April 2013 | As at 30 June 2012

		Measured Resource		Indicated Resource		Inferred Resource		Total Resource		Total Resource (As at 30 June 2012)		
Commodity Deposit	Ore type	Millions of dry metric tonnes	% Ni	Millions of dry metric tonnes	% Ni	Millions of dry metric tonnes	% Ni	Millions of dry metric tonnes	% Ni	Millions of dry metric tonnes	% Ni	BHP Billiton interest %
Nickel												
Venus	High grade massive sulphide	-		-		1.5	6.0	1.5	6.0	-		100
	Low-grade disseminated sulphide	-		-		2.5	1.9	2.5	1.9	-		100

Minerals exploration

Greenfield minerals exploration is focused on advancing copper targets within Chile and Peru. Minerals exploration expenditure for the nine month period ended March 2013 was US$523 million, of which US$408 million was expensed.

Petroleum exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 March 2013.

Well	Location	BHP Billiton equity	Status
Goodwyn North-1	Western Australia WA-1-L	16.67% (Woodside operator)	Plugged and abandoned Dry hole
Raptor-1	Gulf of Mexico DC535	50% (Anadarko operator)	Drilling ahead

Petroleum exploration expenditure for the nine month period ended March 2013 was US$468 million, of which US$379 million was expensed. Petroleum exploration expenditure of approximately US$775 million is anticipated in the 2013 financial year with the majority of drilling activity scheduled to occur in the Gulf of Mexico.

(a) Initial production through the Turrum facilities, scheduled for the 2013 calendar year, will be low CO_2 gas. Additional high CO_2 production from the Turrum reservoir will come online with completion of the Longford Gas Conditioning Plant in the 2016 calendar year.

(b) Excludes announced pre-commitment funding.

BHP Billiton Exploration and Development Report for the quarter ended 31 March 2013 4

(c) Competent Person – Mr Marcel Menicheli (MAusIMM).

The statement of Mineral Resources is presented on a 100 per cent basis and is based on information compiled by the above named Competent Person and relates to Mineral Resources estimates as at 17 April 2013. Mr. Menicheli is a full time employee of BHP Billiton, has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity he is undertaking to qualify as a Competent Person as defined in the 2004 edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Massive and disseminated domains were 3D modelled and estimated with the software Minesight using an Inverse distance squared method (IDS). No cut-off was applied to the resources. Mr Menicheli consents to the inclusion in this report of the matters based on their information in the form and context in which it appears.

This report, together with the Production Report, represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 31 March 2013.

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations

Australia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 477 325 803

email: Gabrielle.Notley@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols

Tel: +61 3 9609 2360 Mobile: +61 407 064 748

email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White

Tel: +44 20 7802 7462 Mobile: +44 7827 253 764

email: Jennifer.White@bhpbilliton.com

Americas

Jaryl Strong

Tel: +1 713 499 5548 Mobile: +1 281 222 6627

email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia

James Agar

Tel: +61 3 9609 2222 Mobile: +61 467 807 064

email: James.Agar@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Tara Dines

Tel: +44 20 7802 7113 Mobile: +44 7825 342 232

Email: Tara.Dines@bhpbilliton.com

Americas

Brendan Harris

Tel: +44 20 7802 4131 Mobile: +44 7990 527 726

email: Brendan.Harris@bhpbilliton.com

Matt Chism

Tel: +1 71 359 96158 Mobile: +1 281 782 2238

email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077

Registered in Australia

Registered Office: 180 Lonsdale Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

Registered in England and Wales

Registered Office: Neathouse Place

London SW1V 1BH United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Exploration and Development Report for the quarter ended 31 March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 17, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary